6190 Agronomy Road, Suite 405 Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME    TSX: COM

CARDIOME ANNOUNCES AT-THE-MARKET OFFERING

Vancouver, Canada, February 18, 2014 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has entered into an At Market Sales Issuance Agreement with MLV & Co. LLC (MLV) pursuant to which the company may from time to time sell, through at-the-market (ATM) offerings and MLV as agent, such common shares as would have an aggregate offer price of up to U.S.$30,000,000. Cardiome has also filed a prospectus supplement with securities regulatory authorities in Canada, other than Québec, and with the United States Securities and Exchange Commission under which it may sell up to U.S.$8,900,000 of its common shares in an ATM offering. Sales in such ATM offering, if any, will be made pursuant to the prospectus supplement filed today as part of Cardiome’s effective registration statement on Form F-10, dated February 13, 2014. The ATM offering is subject to the approval of the Toronto Stock Exchange. MLV, at Cardiome’s discretion and instruction, will use its commercially reasonable efforts to sell the common shares at market prices from time to time. No offers or sales of shares will be made in Canada.

Cardiome currently intends to use the proceeds from sales related to the ATM offering, if any, primarily for working capital and general corporate purposes, including to fund expansion of our sales and marketing efforts for BRINAVESS® and AGGRASTAT® in Europe and other parts of the world, for funding clinical development and regulatory costs of vernakalant (IV) and vernakalant (oral), and for advancement of Cardiome’s other business objectives.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

A copy of the prospectus supplement may be obtained from Cardiome by submitting a request to Corporate Secretary at 6190 Agronomy Road, Suite 405, Vancouver, British Columbia, Canada, V6T 1Z3.

About Cardiome Pharma Corp.

 Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM).

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements in this news release include statements regarding the possible sales of Cardiome’s common shares and statements regarding Cardiome’s current intended use of proceeds from the sales of common shares, if any. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; not receiving the regulatory approvals, including the further approvals that may be sought from securities regulatory authorities or the SEC, on the timelines required or at all, that the prevailing market price of our securities may make sales under the prospectus supplement unattractive to Cardiome as well as those factors discussed in or referred to under the heading “Risk Factors” in Cardiome’s Annual Report on Form 20-F for the year ended December 31, 2012 which is available under Cardiome’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

###